Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Michael P. O'Hare

MO'Hare@stradley.com

215.564.8198

June 4, 2009

Via Edgar

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Kevin C. Rupert

                     Re: UMB Scout Funds (File No. 333-158449)
                           Response to Comments on Registration Statement on Form N-14

Dear Mr. Rupert:

     We are responding to your comments, provided via telephone, regarding the Registration Statement on Form N-14 filed by UMB Scout Funds (the “Trust”) on April 7, 2009 relating to the reorganization of the TrendStar Small-Cap Fund series of TrendStar Investment Trust (the “TrendStar Fund”) into the UMB Scout TrendStar Small Cap Fund series of the Trust (the “Scout Fund”).

     Please note that we plan to reflect any changes to disclosure indicated below in definitive copies of the Combined Proxy/Prospectus and related SAI filed pursuant to Rule 497 under the Securities Act of 1933. Each of your comments and our response to each comment is set forth below.

     In connection with the Trust’s response to the SEC Staff’s comments on the Registration Statement on Form N-14, as requested by the Staff, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     1. Comment: Incorporate all responses to the SEC Staff comments on the 485(a) filing relating to the Scout Fund into the Form N-14, where applicable.

         Response: All responses have been incorporated into the N-14 filing as appropriate. The Trust and its distributor separately requested, and the SEC subsequently granted, acceleration of the effectiveness of the registration of the Scout Fund’s shares so that the Trust can distribute copies of the effective Prospectus and SAI for the Scout Fund with the N-14 Proxy/Prospectus and SAI, respectively, with appropriate incorporation by reference.

     2. Comment: If there is going to be a change in the portfolio composition of the target TrendStar Fund, provide a good faith estimate of the tax consequences. Conversely, if there is not going to be a change in the portfolio composition of the TrendStar Fund, add disclosure that the realignment of the portfolio of the TrendStar Fund will not result in material capital gains or losses to TrendStar Fund shareholders.

        Response: The Scout Fund was formed specifically to receive the TrendStar Fund’s portfolio securities in the reorganization and to carry on as the successor to the TrendStar Fund, with the same investment strategies and virtually identical investment policies and with the same portfolio management team. Therefore, no change in portfolio composition will occur as a result of, or in connection with, the reorganization. Instead, the only portfolio changes will be those that occur in the normal course of the portfolio management process. We have added the requested disclosure.

     3. Comment: Provide discussion regarding the increase in gross expenses as a result of the reorganization.

         Response: We have revised the narrative disclosure leading into the Fee Table. The TrendStar Fund operates under a unified fee structure such that the non-advisory operating expenses are subsumed within the Administration Fee and TrendStar bears the costs of any amounts in excess of that fee. The Scout Fund has a more transparent, unbundled fee structure, which accounts for the difference in the Fee Table. The revised disclosure follows:

What are the fees and expenses of each Fund and what can I expect them to be after the Reorganization?

     ~~Expense Ratio Tables. Expenses of mutual funds are often measured by their~~[The Fee Tables and Expense Examples below show the comparative fees and expenses of the funds and the] expense ratios (i.e., the ratio of their total expenses for a year divided by their average daily net asset value over the same year). [Neither fund imposes any sales charges or Rule 12b-1 fees. Each fund charges a 2.00% fee on redemptions within a short time of purchase to protect shareholders against market timing, with the TrendStar Fund’s redemption fee charged on redemptions within 7 days of a purchase and the Scout Fund's redemption fee charged within 60 days of a purchase (consistent with other Scout Fund redemption fees). ]

[ Both Funds pay their investment advisor an investment advisory fee for providing investment advisory services. The Scout Fund’s annual investment advisory fee of 0.75% is 0.05% higher than the maximum annual advisory fee for the TrendStar Fund.]

     [With regard to non-advisory fees, the TrendStar Fund operates under a unified fee structure whereby the TrendStar Fund pays TrendStar an annual administrative fee of 0.70% and, in exchange, TrendStar either provides or obtains and pays for essentially all other services required by the TrendStar Fund. In contrast, the Scout Fund operates under an unbundled fee structure whereby the Scout Fund pays no administrative fee to SIA and, instead, pays its operational and administrative expenses directly. For both funds, these operational expenses include the costs of fund accounting, fund administration, transfer agency, and custody services, and the expenses of outside counsel, independent auditors, printing and SEC registration fees. The “Other Expenses” figure in the Fee Table shown for the Scout Fund reflects all estimated operating expenses other than advisory fees, and the expenses appear relatively high as a percentage due to the current asset size of the TrendStar Fund’s portfolio. The Fee Table for the TrendStar Fund reflects non-advisory operating expenses within the Administration Fee and any operating expenses above that amount are the responsibility of TrendStar and are not reflected in the Fee Table. This difference between the unified and unbundled fee structure of the funds accounts for the significant difference in the operating expenses before the application of the expense limitation arrangements.]

     The following tables: (1) compare the fees and expenses for the TrendStar Fund and the Scout Fund based on actual expenses of the TrendStar Fund for a recent twelve month period and estimated expenses for the Scout Fund (which is a new fund created for the purpose of this Reorganization that will not commence operations until the consummation of the Reorganization) and (2) show the estimated fees and expenses for the Scout Fund on a pro forma basis after giving effect to the Reorganization. The purpose of these tables is to assist shareholders in understanding the various costs and expenses that investors in these portfolios will bear as shareholders. The tables enable you to compare and contrast the expense levels for the TrendStar Fund and the Scout Fund and obtain a general idea of what the expense levels will be if the Reorganization occurs. The tables do not reflect any charges that may be imposed by institutions directly on their customer accounts in connection with investments in the funds. Pro forma expense levels shown should not be considered an actual representation of future expenses or performance. Such pro forma expense levels project anticipated levels but actual expenses may be greater or less than those shown.

     The TrendStar Fund’s expenses are based on actual expenses for the twelve months ended September 30, 2008. The Scout Fund’s expenses are based on anticipated fees and expenses during its first year of operation.

     ~~The sales charge and redemption fee structure for the TrendStar Fund and the Scout Fund are substantially similar. With respect to each Fund’s net annual operating expenses, the Scout Fund has lower net overall expenses after contractual expense limitations than the TrendStar Fund.~~

     4. Comment: Because the target TrendStar Fund’s financial information and performance history will be adopted by the Scout Fund as successor, incorporate all relevant financial information (including fees and expenses) and performance history within the descriptions of the acquiring Scout Fund.

     Response: The N-14 Proxy Statement/Prospectus and SAI contain the appropriate information as requested. The relevant historical financial information (Financial Highlights) and performance history of the TrendStar Fund is included within the Prospectus for the Scout Fund with appropriate explanatory disclosure indicating that it is adopted by the Scout Fund as successor. Fee and expense information based on estimates is also included. The N-14 Proxy Statement/Prospectus includes all relevant financial information within the descriptions of the Scout Fund, as well as comparative fee and expense information. Also, a copy of the effective Prospectus for the Scout Fund will be distributed with the N-14 Proxy/Prospectus, with appropriate incorporation by reference.

     The SAI for the Scout Fund contains the financial statements of the TrendStar Fund, with appropriate explanatory disclosure indicating that the financial history is adopted by the Scout Fund as successor. A copy of the effective SAI for the Scout Fund will be distributed with the N-14 SAI, with appropriate incorporation by reference.

     5. Comment: On page 13 of the Proxy Statement/Prospectus, under the section “Reasons for the Reorganization,” the last sentence of the second paragraph states the following: “The above summary of the APA is qualified in its entirety by the full text of the APA.” Attach the Asset Purchase Agreement to the Proxy Statement/Prospectus or remove the above-cited sentence.

        Response: The above-referenced sentence has been removed.

     6. Comment: Are there any financial incentives to Scout Investment Advisors to maintain the TrendStar Fund’s portfolio management team? If so, provide disclosure on pages 14-15 of the Proxy Statement/Prospectus under the section “Section 15(f) of the 1940 Act.”

         Response: Scout Investment Advisors agreed to purchase the TrendStar advisory business specifically in order to expand its product offerings to include products managed by the TrendStar portfolio managers according to the TrendStar “trends based” investment philosophy pioneered by founder Tom Laming. Although the TrendStar portfolio managers are not subject to employment contracts obligating them to remain for certain periods, and there are no contractual financial incentives for Scout to keep them employed or to keep them as the Scout Fund’s portfolio managers, Scout’s intention is to employ the team and retain them as portfolio managers. That is the stated intention in the N-14 Proxy/Prospectus. We do not believe that that additional disclosure is needed.

     7. Comment: On page 20 of the Proxy Statement/Prospectus, under the section “Investment Advisory Fees,” the last sentence of the fifth paragraph states the following: “TrendStar may recover amounts waived and/or reimbursed for a period of up to three years after the waiver/reimbursement.” If TrendStar Advisors, LLC loses the ability to recover amounts previously waived or reimbursed as a result of the reorganization, add disclosure to that effect. If, on the other hand, TrendStar Advisors, LLC will still be able to recover amounts previously waived or reimbursed, then discuss with the SEC whether this is permissible and what disclosure would need to be added.

         Response: We have added disclosure indicating that, as a result of the reorganization, TrendStar Advisors, LLC loses the ability to recover amounts previously waived or reimbursed.

     8. Comment: With respect to any pro forma numbers, make it clear that upon consummation of the merger, the acquiring Scout Fund will adopt the financial statements of the target TrendStar Fund.

         Response: The requested disclosure is provided.

     9. Comment: On page A-11 of the Statement of Additional Information (“SAI”) pertaining to the Proxy Statement/Prospectus, the Scout Fund has the following non-fundamental restriction: the Scout Fund will not “invest more than 15% of its net assets (valued at time of investment) in securities that are not readily marketable.” Add disclosure to the effect that there will be an orderly disposition if the Scout Fund goes over the 15% threshold.

         Response: We have incorporated the requested disclosure into the SAI for the Scout Fund. A copy of the effective SAI for the Scout Fund will be distributed with the N-14 SAI, with appropriate incorporation by reference.

     10. Comment: With respect to any filings incorporated by reference, make sure to provide filing dates in addition to SEC accession numbers.

           Response: We have included the requested information.

* * *

     Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

                                                                                                  Sincerely,

                                                                                                 /s/ Michael P. O’Hare
                                                                                                 Michael P. O’Hare

cc:	UMB Scout Funds Trustees Gary DiCenzo, UMB Scout Funds Connie Martin, UMB Scout Funds Warren Green, UMB Scout Funds Thomas Laming, TrendStar Advisors, LLC
Kirstin Salzman, Husch Blackwell Sanders LLP Jason Bartel, UMB Distribution Services, LLC